UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BOISE INC.

(Name of Subject Company)

BEE ACQUISITION CORPORATION

(Offeror)

PACKAGING CORPORATION OF AMERICA

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

09746Y105

(Cusip Number of Class of Securities)

Kent A. Pflederer, Esq.

Senior Vice President-Legal and Administration

1955 West Field Court

Lake Forest, Illinois 60045

(847) 482-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Andrew J. Noreuil, Esq.

Mayer Brown LLP

71 S. Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Bee Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Packaging Corporation of America (“PCA”), to acquire any and all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Boise Inc. (“Boise”) at a price of $12.55 in cash, without interest, per Share, subject to the terms and conditions of the Agreement and Plan of Merger, dated as of September 16, 2013, by and among Purchaser, PCA, and Boise.

ADDITIONAL INFORMATION

This Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Boise’s common stock described in this Schedule TO has not commenced. At the time the tender offer is commenced, PCA will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Boise will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Boise’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

EXHIBIT INDEX

Number	Description

99.1	Slide Presentation, dated September 16, 2013.

99.2	Letter to Employees, dated September 16, 2013.

99.3	Press Release, dated September 16, 2013.